Mail Stop 4561

May 29, 2009

By U.S. Mail and Facsimile to (315) 445-7347

Scott Kingsley
Treasurer and Chief Financial Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214-1883

> **Re: Community Bank System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-13695**

Dear Mr. Kingsley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income and Profitability, page 18

1.   We note that you present the non-GAAP measures "net income-cash" and "earnings per share-cash" on page 18, and that you also present the non-GAAP measure "diluted earnings per share-cash" in your Selected Consolidated

Financial Information on page 15. We note you also present similar measures in other filings. Tell us how the presentation of these non-GAAP measures is not prohibited by Item 10(e) of Regulation S-K. Further, please address the following:

a. Tell us how you considered the guidance in Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination regarding the non-GAAP measure "net income-cash";

b. Tell us how you considered the guidance in Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in making your determination regarding the non-GAAP measures "earnings per share-cash" and "diluted earnings per share-cash"; and

c. To the extent that you are unable to support that these measures are not prohibited based on that guidance, please omit them from your future filings.

Asset Quality, page 31

2. We note that your nonperforming assets balance has increased significantly between 2007 and 2008, following a significant decrease between 2006 and 2007, specifically related to nonaccrual loans. We also note, per your earnings release filed on Form 8-K on April 24, 2009, that nonperforming assets are expected to increase further in the first quarter of 2009. However, we were unable to locate disclosure of the specific reasons for the large fluctuations. Please tell us and revise future filings to provide a thorough disclosure related to changes in (and related trends in) your nonperforming assets balance, including which category of loans the increase relates to, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) the nonaccrual loans. If your nonperforming assets relate to several different categories, consider providing a tabular breakdown by category in future filings.

Item 8. Financial Statements

Note A. Summary of Significant Accounting Policies

Other Real Estate, page 52

3.   Please tell us and revise future filings to expand your disclosure to state your
        policy for initially recording other real estate owned upon acquisition, and how
        that complies with paragraph 28 of SFAS 15.

Note C. Investment Securities, page 56

4.   We note the significant unrealized losses related to your trust preferred securities
        at December 31, 2008 and March 31, 2009. Please address the following:

        a. Provide us a full detailed analysis of these securities' impairment as of
            December 31, 2008 and March 31, 2009 that identifies all available
            evidence, explains the relative significance of each piece of evidence, and
            identifies the primary evidence on which you rely to support a realizable
            value equal to or greater than the carrying value of the investment.

        b. Provide us with and, considering the significance of the unrealized losses,
            revise your future filings to disclose a table detailing the following
            information for your trust preferred securities: deal name, single-issuer or
            pooled, class, book value, fair value, unrealized gain/loss, credit ratings,
            number of banks in issuance, deferrals and defaults as a percentage of
            collateral, and excess subordination after taking into account your best
            estimates of future interest deferrals and defaults.

        c. Please revise your future filings to specifically identify any tranches that
            have deferred contractual interest payments, and tell us and disclose how
            such deferrals are reflected in your cash flow analysis.

        d. Tell us and revise future filings to disclose the factors that you considered
            that enabled you to conclude that you have the intent and ability to hold
            the securities for the time necessary to collect the contractual principal and
            interest of the debt securities.

        e. If true, confirm more clearly in your disclosure that you expect to collect
            the full contractual principal and interest payments on the debt securities.

        f. Tell us the amount of securities available for sale by security type with at
            least one credit rating below investment grade by a major rating agency.
            For these securities, please tell us and revise future filings to describe in

greater detail how you determined that you believe that it is probable that you will be able to collect all contractually due principal and interest on these securities.

Executive Compensation, page 80

Base Salary

5.   You note that salaries and overall compensation are based to a considerable extent on information regarding peer institutions. Please revise your disclosure in future filings to identify the members of the peer group used in this process, and discuss more fully how such information is used, including whether the company benchmarks individual compensation amounts or total compensation amounts based upon the peer group's practices. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05. To the extent that actual compensation was different from the targeted relationship, please provide an analysis as to the reasons for the divergence from the target compensation amounts.

Annual Bonus pursuant to the Management Incentive Plan

6.   Your discussion of annual cash bonus awards indicates that certain performance objectives were used to establish annual bonus compensation. Please disclose the specific targets for those goals that can be quantified, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. Furthermore, please discuss provide sufficient analysis the performance goals, so that an investor can understand the basis for awarding the bonus amounts paid, including the level of difficulty required to reach various compensation levels, and can appreciate the relationship between expected performance and actual performance. Please discuss the relationship between the "general categories" and the "seven performance objectives."

        If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Equity-based and Other Long-term Incentive Compensation

7.   Please disclose whether the "performance goals" mentioned in the third paragraph are the same as or different from the "performance obectives" referred to in the previous section. To the extent that they are different, discuss these goals with the same level of disclosure as that requested in the comment above concerning the Annual Bonus discussion.

Certifications

8.   We note that the company's certifications, filed as Exhibits 31 and 32, reference the Form 10-Q for the quarter ended 9/30/08, rather than the Form 10-K for the annual year ended 12/31/08, and are untimely dated November 6, 2008. Please revise these certifications accordingly.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbert, Staff Accountant, at (202) 551-3572, or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel